ProShares Trust II

c/o ProShare Capital Management LLC

7501 Wisconsin Avenue, Suite 1000

Bethesda, Maryland 20814

(240) 497-6400

July 11, 2013

VIA EDGAR

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ProShares Trust II

Form 10-K for the year ended December 31, 2012

Filed March 1, 2013

File No. 1-34200

Dear Mr. Woody:

Please find below the responses to your comments of June 25, 2013 to ProShares Trust II’s (the “Trust”) Form 10-K for the year ended December 31, 2012. Each of your comments is set forth below, followed by the Trust’s response.

Form 10-K for the fiscal year ended December 31, 2012

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.	Comment: Please tell us how your auditors determined it was not necessary to reference the Schedules of Investments in their audit opinion.

Response: The Trust’s auditor will revise their opinion accordingly and include a reference to the Schedule of Investments. The revised opinion will be included in an amendment to the Form 10-K.

2.	Comment: It appears that ProShares Ultra VIX Short-Term Futures should have a (b) and ProShares VIX Short-Term Futures should have an (e) in the audit opinion. Please have your auditors revise their audit opinion.

Response: A typographical error was noted in the opinion. The Trust’s auditor will revise their opinion accordingly, and the revised opinion will be included in an amendment to the Form 10-K.

Financial Statements of ProShares Trust II, page F-130

Combined Statements of Financial Condition, page F-130

3.	Comment: We note that you recorded a receivable from capital shares sold as an asset for certain Funds and for the Trust. Please tell us how you determined it was appropriate to record this item as an asset, or tell us how you determined it was not necessary to disclose the payment date in the financial statement footnotes, if payment was received prior to issuing the financial statements. Please refer to paragraph 2 of ASC 505-10-45.

Response: Each Fund of the Trust issues and redeems shares daily consistent with an open-end fund, and we believe ASC 946-20-25-7 provides the appropriate guidance for accounting for shareholder transactions. ASC 946-20-25-7 states: “Sales of fund shares are recorded daily by crediting capital stock. The offsetting debit is made to an asset account, typically captioned as receivable for fund shares sold. These entries are made on or as of the date the order to purchase is received, not on the day the payment is due.” Additionally, in reference to ASC 505-10-45, all shareholder transactions are effective on the date the order was placed and proceeds are due within three business days of such order. These payments are always received before the financial statements are published. Given the usual and routine nature of shareholder transactions, noting payment in a subsequent event note is believed to be unnecessary and doesn’t provide any materially-useful additional evidence to the conditions present at the financial statement date.

Notes to Financial Statements, page F-134

Note 5 – Organization and Offering Costs, page F-151

4.	Comment: Please tell us how you complied with SAB Topic 5A, or tell us how you determined it was appropriate to record offering costs of certain Funds as an expense for certain Funds and for the Trust.

Response: The Trust operates consistent with investment company standards and believes the appropriate guidance to be within ASC 946-20-25-6 and ASC 946-20-35-5, which state that offering costs of open-end funds should be amortized to expense over 12 months on a straight-line basis when operations begin.

Exhibit 23.1

5.	Comment: Please have your auditors revise their consent to clarify that their consent also relates to the financial statements of the Funds.

Response: Upon filing the amendment to the Form 10-K, the Trust’s auditor will revise their consent to reflect references to the Trust and each of their Funds.

*        *        *         *

In connection with the submission of our responses, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We hope that you will find these responses satisfactory. If you have questions or further comments, please call the undersigned at (240) 497-6400.

PROSHARES TRUST II

By:	/s/ Edward Karpowicz
Name:	Edward Karpowicz
Title:	Principal Financial Officer

cc:	Louis Mayberg, Principal Executive Officer

Amy Doberman, General Counsel, ProFunds Group